UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2015

Commission file number: 001-36578

BIO BLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of the Registrant consists of the press release issued by the Registrant on August 21, 2015, announcing the Registrant’s financial results for the second quarter ended June 30, 2015, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The GAAP financial statements in this Form 6-K of the Registrant are incorporated by reference into the registration statement on Form F-3 (File No. 333-206032) and the registration statement on Form S-8 (File No. 333-203114) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press Release issued by Bio Blast Pharma Ltd. on August 21, 2015, announcing its financial results for the second quarter ended June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bio Blast Pharma Ltd. (Registrant) By /s/ Colin Foster
Name: Colin Foster
Chief Executive Officer and President

Date: August 21, 2015